Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Khan Resources Inc. are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include estimates based on the experience and judgement of management in order to ensure that the financial statements are presented fairly, in all material respects.
The management of the Company and its subsidiaries developed and continues to maintain systems of internal accounting controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting with the assistance of the Audit Committee.
The Audit Committee is appointed by the Board and all its members are independent. The Audit Committee meets periodically to review quarterly financial statements and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The committee reviews the Company’s quarterly and annual financial statements and recommends their approval to the Board of Directors.
These consolidated financial statements have been audited by Ernst & Young LLP on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

(Signed)	(Signed)

Martin Quick	Paul D. Caldwell
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario
December 17, 2007

Auditors’ Report
To the Shareholders of Khan Resources Inc.
We have audited the consolidated balance sheets of Khan Resources Inc. as at September 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended and for the cumulative period from inception on October 1, 2002 to September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception on October 1, 2002 to September 30, 2007 in accordance with Canadian generally accepted accounting principles.
(“Signed”)
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
December 17, 2007

Khan Resources Inc.
Consolidated Balance Sheets
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	As at September 30
	2007	2006
Assets
Current
Cash	$33,859	$8,767
Accounts receivable	47	77
Prepaid expenses and other assets	133	89
Asset held for sale (note 4)	3,322	—

Total current assets	37,361	8,933
Capital assets, net (note 3)	578	90
Asset held for sale (note 4)	—	12,652
Mineral interests (notes 1 and 5)	5,044	2,080

	$42,983	$23,755

Liabilities
Current
Accounts payable and accrued liabilities	$501	$470
Future tax liability (note 9)	822	—

	1,323	470
Future tax liability (note 9)	—	2,667

Total liabilities	1,323	3,137

Commitments and contingencies (notes 4 and 13)

Shareholders’ Equity
Capital stock (note 6)	68,661	32,034
Deficit	(27,001)	(11,416)

	41,660	20,618

	$42,983	$23,755

The accompanying notes form an integral part of these consolidated financial statements.
On behalf of the Board:

Signed “James B.C. Doak”	Signed “Martin Quick”
Director	Director

Khan Resources Inc.
Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)
(All dollar amounts are in thousands except for per share amounts)

	Years ended September 30
			Cumulative
			From
			inception
			on October 1,
	2007	2006	2002
Revenue
Interest	$1,044	$148	$1,213
Gain on sale of assets	—	—	25

	1,044	148	1,238

Expenses (income)
General corporate	2,900	1,921	7,024
Amortization	71	15	88
Stock-based compensation (note 7)	4,705	1,433	8,894
Mongolian operations	291	181	693
Foreign exchange loss (gain)	(1,086)	(15)	(1,111)
Write-off of assets (note 4 and note 5(d))	9,476	266	9,742

	16,357	3,801	25,330

Loss before taxes	(15,313)	(3,653)	(24,092)
Future tax recovery (note 9)	1,809	763	2,572

Net loss and comprehensive loss for the Period	(13,504)	(2,890)	(21,520)
Deficit, beginning of period	(11,416)	(6,580)	—
Equity financing costs (note 6)	(2,081)	(1,946)	(5,481)

Deficit, end of period	$(27,001)	$(11,416)	$(27,001)

Weighted average number of common shares outstanding (thousands)
- basic and diluted (note 10)	48,363	36,161

Net loss per share
- basic and diluted (note 10)	$(0.28)	$(0.08)

The accompanying notes form an integral part of these consolidated financial statements.

Khan Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(All dollar amounts are in thousands)

	Years ended September 30
			Cumulative
			From
			inception
			on October 1,
	2007	2006	2002
Operating Activities
Net loss for the period	$(13,504)	$(2,890)	$(21,520)
Items not affecting cash:
Amortization expense	71	15	88
Stock-based compensation	4,705	1,433	8,894
Write-off of assets (note 4 and 5 (d))	9,476	266	9,742
Future tax recovery (note 9)	(1,809)	(763)	(2,572)
Unrealized foreign exchange gain	(1,086)	—	(1,080)
Loss of disposal of assets	—	—	3
Write-off of deferred financing costs	—	—	20

	(2,147)	(1,939)	(6,425)
Changes in non-cash working capital Balances related to operations (note 11)	138	(650)	(239)

Cash used in operating activities	(2,009)	(2,589)	(6,664)

Investing Activities
Purchase of capital assets	(559)	(99)	(671)
Mineral interests	(3,036)	(1,673)	(5,378)
Payment of property acquisition liability	—	—	(1,667)

Cash used in investing activities	(3,595)	(1,772)	(7,716)

Financing Activities
Capital stock issued for cash	31,552	9,385	51,814
Equity financing costs	(1,900)	(1,621)	(4,619)

Cash provided by financing activities	29,652	7,764	47,195

Foreign exchange gain on cash	1,044	—	1,044

Net increase in cash during the period	25,092	3,403	33,859
Cash, beginning of period	8,767	5,364	—

Cash, end of period	$33,859	$8,767	$33,859

The accompanying notes form an integral part of these consolidated financial statements.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
1. Nature of Operations
Nature of operations
Khan Resources Inc. (“Khan” or the “Company”) is in the process of acquiring, exploring and developing its mineral properties and is thus considered to be a development stage company. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, upon future profitable production and/or the proceeds from the disposition thereof. To date, the Company has not earned significant revenues.
These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not contain any adjustments related to the carrying value and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.
2. Summary of Significant Accounting Policies
The accounting policies of the Company and its subsidiaries are in accordance with Canadian generally accepted accounting principles. The significant accounting policies of the Company are summarized as follows:
Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. All references to the Company should be treated as references to the Company and its subsidiaries. Inter-company accounts and transactions have been eliminated on consolidation.

	Jurisdiction	Date acquired or	Percentage
Entity	incorporated	incorporated	ownership
Khan Resources Bermuda Ltd.	Bermuda	July 31, 2003	100%
Khan Resources XXK	Mongolia	May 5, 2003	100%
Ikh Tokhoirol XXK (note 4(b))	Mongolia	August 7, 2003	100%
Omnod Zaamar XXK	Mongolia	August 7, 2003	100%
CAUC Holding Company Limited	British Virgin Islands	July 31, 2003	100%
Central Asian Uranium Company XXK	Mongolia	July 31, 2003	58%
Khan Resources U.S.A., Inc.	United States	August 27, 2003	100%

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management has made a number of significant estimates and valuation assumptions, including the useful lives of capital assets, the recoverability of investments in mining interests, and the future costs associated with environmental remediation and site restoration matters and fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as an assumption about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
Capital assets
Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method as follows:
Buildings: 10 years
Furniture and fixtures: 5 years
Computer and office equipment: 3 years
Mineral interests
The exploration activities of the Company are directed towards the search, evaluation and development of mineral properties. Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.
The cost of acquiring mineral interests and related exploration costs are deferred until the properties to which they relate are placed into production, sold or the related licences or permits are allowed to lapse. These costs will be amortized on a unit-of-production basis over the estimated useful lives of the properties following commencement of commercial production or will be written off if the properties are sold or the related licences or permits are allowed to lapse. The Company does not accrue future costs to keep the properties in good standing. Administrative expenditures that are not directly related to property maintenance are charged to operations as incurred.
The recoverability of the amounts recorded as mineral properties is dependent upon discovery of economically recoverable reserves, confirmation of the Company’s interest in the mineral claims, the ability to obtain necessary financing to complete development and the future profitable production or proceeds from disposition. Management evaluates the carrying value of the Company’s interest in each property and when the carrying value is less than its net recoverable value, as determined on an

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset’s carrying value. The Company’s estimates of future cash flows are subject to risks and uncertainties.
Assets held for sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated while they are classified as held for sale.
Stock-based compensation plan
The Company has a stock-based compensation plan. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.
Asset retirement obligations
Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to remeasurement at each reporting period. The liability is accreted over time through periodic charges to income. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and accounted for in the same manner as for mineral interests. No amount has been recorded in these consolidated financial statements for future site cleanup, reclamation or remediation obligations as no such obligations were incurred as at September 30, 2007.
Foreign currency translation
The Company considers all of its foreign operations to be integrated and therefore are translated using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rate of exchange prevailing at the consolidated financial statement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at historical exchange rates. Revenue and expense items, other than amortization, are translated at the average rate of exchange prevailing during the period. An exchange gain or loss that arises on translation or settlement of a foreign currency denominated monetary item is included in the determination of net loss for the period.
Loss per share
Basic loss per share amounts are calculated using the weighted average number of common shares outstanding during the year. The treasury method is used to determine the dilutive effect of any dilutive instruments.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Income taxes
The Company follows the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates and laws in which the income tax assets and liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.
Accounting policy changes
Effective October 1, 2006, the Company adopted the new CICA accounting sections: 3855 (Financial Instruments — Recognition and Measurement), 3861 (Financial Instruments — Disclosure and Presentation), 3865 (Hedges) and 1530 (Comprehensive Income). These accounting policy changes have been adopted prospectively with no restatement of comparative consolidated financial statements.
(i) Financial Instruments — Recognition and Measurement (CICA 3855)
This standard specifies when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and what measures are to be used, and how gains and losses in respect of these financial instruments are to be presented.
(ii) Financial Instruments — Disclosure and Presentation (CICA 3861)
This standard establishes the requirements for the disclosure and presentation of financial instruments and non-financial derivatives.
(iii) Hedges (Section 3865)
This standard specifies how hedge accounting is to be applied and what disclosures are to be required.
(iv) Comprehensive Income (Section 1530)
This standard specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in shareholders’ equity of a company other than those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations. As there are no comprehensive income items, comprehensive loss is equal to net loss.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Recent Accounting Pronouncements
Capital Disclosures
The Accounting Standards Board of the Institute of Chartered Accountants of Canada (“AcSB”) issued CICA 1535, which requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The Company is currently evaluating the effect of adopting this standard.
Financial Instruments — Disclosure
The AcSB issued CICA 3862, which requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. The Company is currently evaluating the effect of adopting this standard.
Financial Instruments — Presentation
The AcSB issued CICA 3863, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company is currently evaluating the effect of adopting this standard.
3. Capital Assets
Capital assets consist of the following:

	2007	2006
Buildings, equipment and vehicles	$666	$107
Less: Accumulated amortization	88	17

	$578	$90

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
4. Asset Held for Sale
Asset held for sale consists of the Big Bend Gold Property.

Balance, September 30, 2006	$12,652
Development costs incurred	146
Write off	(9,476)

3,322
Less: current portion	3,322

Balance, September 30, 2007	$—

In August 2007, the Company entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which holds the mining licenses for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2,500 in cash. The acquisition and deferred development costs that were in excess of the sale price were written off at September 30, 2007. The sale closed on October 11, 2007 and the Company received $2,500 in cash.
5. Mineral Interests

	2007	2006
Acquisition costs
Dornod Uranium Project (b) (c)	$447	$447

Deferred development costs
Dornod Uranium Project (b) (c)	4,597	1,633
Ogmoor Gold Property (d)	—	—

	4,597	1,633

	$5,044	$2,080

(a)	The Minerals Law of Mongolia provides for a royalty at the rate of 5% with respect to the sales value of minerals (other than coal and construction minerals) that are sold, shipped for sale or otherwise used. The income tax rates applicable to business entities in Mongolia are 10% on the first 3 billion togrogs and 25% on amounts in excess of this amount.

(b)	The Company has a 58% interest in the Main Dornod Property which consists of a mining licence, a surface uranium deposit and an underground uranium deposit. The Company has a 100% interest in the Additional Dornod Property which consists of an exploration licence and surface rights contiguous with and surrounding the Main Dornod Property. In respect of this interest, the Company has a royalty obligation equal to 3% on revenues generated from any mineral product mined from this property which is in addition to the royalty under the Minerals Law of Mongolia. The Company intends to negotiate an Investment Agreement with the Government of Mongolia (“GOM”) and will

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
commence any major mine development work on the Dornod Uranium Project once the agreement is in place.

(c)	On July 8, 2006, the Mongolian parliament adopted a revised version of the Minerals Law of Mongolia (“MLM”). The revised law specifies that the GOM has a right to participate in mining projects with companies that are deemed to have a deposit considered to be a “mineral deposit of strategic importance”. Where a deposit of strategic importance has been defined by activities funded by the GOM, the MLM provides that the GOM may participate in the exploitation of the deposit in partnership with a private business entity and hold up to a 50% interest in the project. Where a deposit of strategic importance has been defined by activities funded other than by the GOM, the MLM provides that the GOM may participate in the exploitation of the deposit in partnership with a private business entity and hold up to a 34% interest in the project. Mining Licence holders that undertake to invest amounts greater than the threshold amounts over the first five years of a mining project may apply to the GOM to enter into an investment agreement (“Investment Agreement”) concerning the stability of tax rates, the right to sell products at international market prices, a guarantee that the licence holder may receive and dispose of income from such sales, and provisions with respect to the amount and term of the licence holder’s investment.

On February 6, 2007, the Dornod Uranium Property was designated by Parliament Decree 27 as a “mineral deposit of strategic importance”. The deposits at the Dornod Uranium Project have been included on the list of properties published by the GOM that have been funded by the State Budget. The Company is investigating whether the designation of the Dornod Uranium Project as a “minerals deposit of strategic importance” complies with the requirements of the MLM and is investigating whether the Dornod Uranium Project was in fact defined by the exploration activities funded by the State Budget.

(d)	In April 2005, the Company entered into an earn-in agreement with Khos Khas Ltd., a Mongolian company pursuant to which the Company could acquire a 60% controlling interest in three gold mining licences through a minimal expenditure of $150 by December 31, 2006. The Company made more than the minimum expenditure; however, as a result of unsatisfactory drilling results, the Company determined not to pursue these licences and the earn-in provisions were dropped. Consequently, the deferred development costs of $266 incurred up to September 30, 2006 were written off at September 30, 2006 and the Company’s 100% interest in Altangol Exploration Ltd. was transferred to Khos Khas Ltd. on November 30, 2006.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
6. Capital Stock
Capital stock consists of the following:

	2007	2006
Common shares (a)	$61,220	$26,293
Warrants (b)	996	1,520
Agents’ options (c)	390	235
Contributed surplus (d)	6,055	3,986

	$68,661	$32,034

(a)	Common shares
Authorized capital stock of the Company consists of an unlimited number of no par value common shares.
Changes in the issued and outstanding common shares during the years ended September 30, 2007 and 2006 are as follows:

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007

	Number of
	common
	shares	Amount
	(000’s)
Balance, September 30, 2005	21,249	$11,573
Conversion of warrants for no additional consideration
Purchaser Special Warrants	6,425	3,212
Initial Special Warrants	55	25
Series A Special Warrants	308	140
Series C Special Warrants	262	111
Series D Special Warrants	4,209	3,164
Compensation Warrants (from Initial and Series A Special Warrants)	66	—
Exercise of Compensation Warrants (from Series D Special Warrants) for cash	593	477
Exercise of B Purchase Warrants for cash	1,979	990
Exercise of C Purchase Warrants for cash	779	584
Exercise of D Purchase Warrants for cash	466	626
Prospectus financing (i)	3,067	3,101
Private placement (ii)	1,667	1,686
Exercise of stock options (iv)	300	604

Balance, September 30, 2006	41,425	26,293
Prospectus financing (iii)	8,150	25,746
Exercise of stock options (iv)	3,174	6,267
Exercise of warrants (b)	990	2,424
Exercise of agent options (c)	277	490

Balance, September 30, 2007	54,016	61,220

(i)	On August 2, 2006, the Company closed a prospectus financing of 3,067,000 units at a price of Cdn$1.50 per unit for aggregate gross proceeds of $4,086 (Cdn$4,600). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.90 until August 2, 2008. For accounting purposes, the Company allocated Cdn$1.14 to each common share and Cdn$0.36 to each one-half of one warrant.

(ii)	On August 2, 2006, the Company closed a private placement of 1,667,000 units at a price of Cdn$1.50 per unit for aggregate gross proceeds of $2,221 (Cdn$2,501). Each unit consisted of

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.90 until August 2, 2008. For accounting purposes, the Company allocated Cdn$1.14 to each common share and Cdn$0.36 to each one-half of one warrant.

(iii)	On March 1, 2007, the Company closed a prospectus financing of 8,150,000 common shares at a price of Cdn$3.70 per share for aggregate gross proceeds of $25,746 (Cdn$30,155).

(iv)	The Company has a stock option plan providing for the issuance of stock options to directors, officers, employees and service providers. The number of shares that may be acquired under an option granted to a participant is determined by the Board of Directors. The exercise price of the options granted shall comply with the requirements of the stock exchange or exchanges on which the Company’s common shares are listed. The maximum term of any option may not exceed five years. Generally, options vest over 18 months. Compensation expense was recognized for the options issued in 2006 and 2007. At September 30, 2007 there were 1,148,000 options available for grant under the plan.
A summary of the stock option transactions in 2006 and 2007 is as follows:

		Weighted-
		average
	Number	exercise
	of options	price
	(000’s)	(Cdn$)
Balance, September 30, 2005	3,478	$1.21
Granted to directors, officers and employees	1,370	1.49
Granted to service providers	130	1.50
Exercised	(300)	1.50
Expired	(490)	1.16

Balance, September 30, 2006	4,188	1.30
Granted to directors, officers and employees	3,094	2.76
Granted to service providers	300	2.84
Exercised	(3,174)	1.30
Expired	(300)	2.18

Balance, September 30, 2007	4,108	$2.44

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
The following tables summarize information about the stock options outstanding and exercisable at September 30, 2007:
Options outstanding

		Weighted-
		average	Weighted-
	Number	remaining	average
Exercise	outstanding at	contractual	exercise
prices	September 30, 2007	life	price
(Cdn$)	(000’s)	(years)	(Cdn$)
1.00 to 1.89	1,239	3.40	1.46
2.37 to 2.39	1,700	4.85	2.37
3.53 to 4.69	1,168	4.67	3.57

1.00 to 4.69	4,108	4.36	$2.44

Options exercisable

		Weighted-
	Number	average
Exercise	exercisable at	exercise
prices	September 30, 2007	price
(Cdn$)	(000’s)	(Cdn$)
1.00 to 1.89	887	1.42
2.37 to 2.39	708	2.38
3.53 to 4.69	1,168	3.57

1.00 to 4.69	2,763	$2.57

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
(b) Warrants
A summary of the transactions in the warrants account in 2006 and 2007 is as follows:

	Number of
	warrants	Amount
	(000’s)
Balance, September 30, 2005	—	$—
Prospectus financing (i)	1,534	985
Private placement (i)	833	535

Balance, September 30, 2006	2,367	1,520
Exercise of agent options	130	127
Exercise of warrants	(990)	(651)

Balance, September 30, 2007	1,507	$996

(i)	The fair value of the warrants issued on August 2, 2006 was $1,520 and was estimated using the Black-Scholes pricing model with the following weighted average assumptions:

Expected life in years: 2 Risk free interest rate: 3.9 % Expected volatility: 100 % Dividend yield: 0%
The warrants outstanding at September 30, 2007 have an exercise price of Cdn$1.90 and an expiry date of August 2, 2008.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
(c) Agents’ options
A summary of the transactions in the agents’ options account in 2006 and 2007 is as follows:

	Number of
	agents'
	options	Amount
	(000’s)
Balance, September 30, 2005	—	$—
Prospectus financing (i)	235	169
Private placement (i)	92	66

Balance, September 30, 2006	327	235
Grant of agents’ options (ii)	244	369
Exercise of agents’ options	(277)	(214)

Balance, September 30, 2007	294	$390

(i)	As part of the prospectus financing and private placement that closed on August 2, 2006, the agents were granted options to acquire 327,000 units exercisable at Cdn$1.50 per unit expiring on August 2, 2008. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$1.90 expiring on August 2, 2008.

The fair value of the agents’ options issued was $235 and was estimated using the Black-Scholes pricing model with the following weighted average assumptions:

Expected life in years: 2 Risk free interest rate: 3.9 % Expected volatility: 100 % Dividend yield: 0%

(ii)	On March 1, 2007, the Company closed a prospectus financing of 8,150,000 common shares at a price of Cdn$3.70 per share for aggregate gross proceeds of $25,746 (Cdn$30,155). The agent for the prospectus financing was granted options to acquire 244,000 common shares at Cdn$3.70 per share until August 2, 2008. The fair value of the agent options issued was $369 and was estimated using the Black-Scholes pricing model with the following weighted average assumptions:

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Expected life in years: 1.5 Risk free interest rate: 4.5 % Expected volatility: 100 % Dividend yield: 0%
The agents’ options outstanding at September 30, 2007 comprise 68,000 options granted on August 2, 2006 and 226,000 options granted on March 1, 2007. The options granted on August 2, 2006 entitle the holder to purchase one unit at a price Cdn$1.50 per unit until August 2, 2008. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to purchase a common share at a price of Cdn$1.90 until August 2, 2008.
(d) Contributed surplus
A summary of the transactions in the contributed surplus account in 2006 and 2007 is as follows:

Amount
Balance, September 30, 2005	$2,756
Stock options granted to directors, officers, and employees	1,310
Stock options granted to service providers	123
Stock options exercised	(203)

Balance, September 30, 2006	3,986
Stock options granted to directors, officers, and employees	4,284
Stock options granted to service providers	421
Stock options exercised	(2,636)

Balance, September 30, 2007	$6,055

7. Stock-based Compensation
The stock-based compensation expense during the year ended September 30, 2007 was $4,705 (2006 - $1,433) and this amount was credited to contributed surplus. In the case of options which vest immediately, the fair value of the options is expensed immediately. In the case of options which vest over time, the graded vesting method is used to expense compensation over the vesting period.
The fair value of the stock options granted in 2007 was estimated on the date of issue using the Black-Scholes pricing model with the following weighted average assumptions:

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Expected life in years: 5
Risk free interest rate: 4.5%
Expected volatility: 100%
Dividend yield: 0%
The weighted average fair value per option of options granted during 2007 is Cdn$2.09.
The fair value of the stock options granted in 2006 was estimated on the date of issue using the Black-Scholes pricing model with the following weighted average assumptions:
Expected life in years: 5
Risk free interest rate: 3.9%
Expected volatility: 100%
Dividend yield: 0%
The weighted average fair value per option of options granted during 2006 is Cdn$1.14.
8. Related Party Transaction
During the year ended September 30, 2007, the Company incurred legal fees of $58 (2006 — $227) provided by a director, of which $58 was paid during the year. This amount was expensed as legal expense incurred in the ordinary course of business and was measured at the exchange amount, which was the amount of consideration established and agreed to by the related party and the Company.
9. Income Taxes
The Company utilizes the liability method of accounting for income taxes.
(a) Recovery of (provision for) income taxes
Major items causing the Company’s income tax rate to differ from the combined federal and provincial statutory rate of 36.1% (2006 — 36.1%) were as follows:

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007

	2007	2006
Loss before income taxes	$15,313	$3,653

Expected income tax benefit based on statutory tax rate	$5,528	$1,319
Foreign exchange gain	392	—
Stock-based compensation expense	(1,699)	(517)
Write off of mineral interests	(559)	—
Effect of change in foreign tax rate	—	763
Foreign tax rate differential	(1,100)	(9)

Tax benefit	2,562	1,556
Current year valuation allowance	(753)	(793)

Recovery of (provision for) income taxes	$1,809	$763

(b) Future tax assets and liabilities
The tax effects of temporary differences that give rise to future income tax assets as at September 30, 2007 and 2006 are as follows:

	2007	2006
Future tax assets
Non-capital losses	$2,377	$1,776
Capital assets	20	—
Equity financing costs	1,405	668

	$3,802	$2,444

Future tax liabilities

Accounting value of mineral properties exceeding tax value	$(822)	$(2,667)

Total future tax assets
Future tax assets	$3,802	$2,444
Valuation allowance for future tax assets	(3,802)	(2,444)

	$—	$—

Total future tax liabilities	$(822)	$(2,667)

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
As at September 30, 2007, the Company had Canadian non-capital losses of approximately $7,269 (2006 — $4,920) available for deduction against future taxable income and Mongolian non-capital losses of approximately $143 (2006 — $nil) available for deduction against future taxable income. These losses, if unutilized, begin to expire in 2009.
10. Loss per Share
Basic and diluted loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.
Basic and diluted loss per share has been calculated using the weighted average number of common shares outstanding of 48,363,000 during the year ended September 30, 2007 (2006 — 36,161,000). Any potential common shares whose effect is anti-dilutive have not been reflected in the calculation of diluted loss per share.
11. Supplemental Cash Flow Information

			Cumulative
			from
			inception
	Years ended September 30		on October 1,
	2007	2006	2002
Changes in non-cash working capital balances related to operations:
Accounts receivable	$30	$(42)	$(47)
Prepaid expenses and other assets	(44)	(50)	(133)
Accounts payable and accrued liabilities	152	(558)	(59)

	$138	$(650)	$(239)

Non-cash financing activities:
Equity financing costs settled by issue of Agents’ Options	$369	$235	$604

The Company did not pay income taxes or interest during the years ended September 30, 2007 and 2006.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
12. Financial Instruments
(a)	Fair value
The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these amounts.
(b)	Foreign exchange risk
Certain of the Company’s monetary assets and liabilities are denominated in Canadian and Mongolian currency and are therefore subject to gains or losses due to fluctuations in those currencies.
13. Commitments and Contingencies
(a)	Mays Claim

On September 15, 2006, Wallace Mays, WM Mining Company, LLC (“WM Mining”), a company controlled by Mr. Mays, and Nueces Investments Ltd. (“Nueces”) issued a Statement of Claim in the Ontario Superior Court of Justice (the “Mays Claim”) under Section 248 of the Ontario Business Company Act (“OBCA”) against Khan, Khan Resources Bermuda Ltd. (“Khan Bermuda”), a wholly owned subsidiary of Khan, certain current and former directors and shareholders of Khan and others. In the Mays Claim, Mr. Mays asserts that he is the victim of a deceit and conspiracy to deprive him of his interests in certain mining properties in Mongolia. Mr. Mays also asserts that he has been oppressed as a shareholder of Khan as a result of a number of other actions allegedly taken by Khan.

The relief sought as against Khan and Khan Bermuda in the Mays Claim includes: (i) a declaration that the business and affairs of Khan and Khan Bermuda have been carried on in a manner oppressive of, unfairly prejudicial to, or that unfairly disregards the interests of the plaintiffs; (ii) an order setting aside a Share Exchange Agreement; (iii) an order setting aside the issuance of common shares of Khan pursuant to the exercise of certain share purchase warrants granted or extended by the Board on October 3, 2004; (iv) an order requiring Khan to indemnify Mr. Mays and WM Mining for all expenses, costs and liabilities incurred by them in connection with the business, operations and affairs of Khan; (v) an order requiring the Corporation to take immediate steps to develop the Big Bend and Ogmoor gold properties in Mongolia; (vi) compensation for oppressive conduct in the amount of Cdn.$150,000; and (vii) damages for knowing assistance in breach of trust and breach of fiduciary duty in the amount of Cdn.$150,000.

On November 13, 2006, Khan and Khan Bermuda filed a Statement of Defence denying the allegations set out in the Mays Claim and denying that the Plaintiffs are entitled to the relief claimed therein.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
On September 28, 2007, Mr. Mays, WM Mining and Nueces amended the Mays Claim (the “Amended Mays Claim”) and withdrew their claim to set aside the Share Exchange Agreement. Instead the Amended Mays Claim seeks (i) an order varying the Share Exchange Agreement such that Mr. Mays is the only party entitled to the issuance of purchaser special warrants (the “Purchase Warrants”) under that agreement; (ii) an order setting aside all issuances of Purchase Warrants to recipients other than Mr. Mays (the “Recipients”) and an order issuing those Purchase Warrants to Mays as of July 31, 2003; (iii) an order requiring Khan to issue to Mr. Mays that number of Khan common shares into which the Purchase Warrants received by the Recipients were exercisable; and (iv) an order rectifying the securities and other records of Khan to reflect that Mr. Mays is the registered owner of all Khan securities that have been issued to the Recipients as a result of the exercise of Purchase Warrants.

Management believes that the Amended Mays Claim is frivolous and without foundation and will vigorously defend itself against it.

As a result of the proceedings for contempt of court against Mr. Mays and WM Mining, the action by Mr. Mays and WM Mining against Khan and others has been adjourned by the court and cannot proceed until the contempt proceedings against Mr. Mays and WM Mining have been dealt with.

(b)	Khan Claim

On October 3, 2006, Khan and its subsidiaries issued a Statement of Claim against Mr. Mays, WM Mining and Nueces in the Ontario Superior Court of Justice. As against Mr. Mays, the plaintiffs seek equitable compensation resulting from his alleged breach of fiduciary duties in the amount of Cdn.$10,000. As against all of the defendants, the plaintiffs seek, among other things: (i) general damages resulting from the alleged torts of injurious falsehood and unlawful interference with economic interests in the amount of Cdn.$10,000; (ii) damages and/or reimbursement in the amount of the Cdn.$550 relating to a debt owed by the defendants to AATA; (iii) aggravated, exemplary and punitive damages in the amount of Cdn.$5,000; (iv) an interim, interlocutory and permanent injunction restraining the defendants and their servants or agents from dealing or purporting to deal with or interfering with, among other things, any mineral property or interest owned by any of the plaintiffs. Mr. Mays, WM Mining and Nueces served a defence to this claim in January 2007.

(c)	Mays and WM Mining Contempt Proceedings

Khan has commenced contempt of court proceedings in the Ontario Superior Court of Justice against Mr. Mays and WM Mining. Khan alleges that by signing and delivering to the State Property Commission (“SPC”) of the Government of Mongolia a September 3, 2007 letter, Mr. Mays and WM Mining breached the terms of an October 12, 2006 consent order of the Superior Court of Justice. Following submissions to the Court on December 17, 2007, Mr. Mays on behalf of WM Mining, executed and delivered to Khan a further letter revoking the September 3, 2007 letter.

Khan Resources Inc.
Notes to Consolidated Financial Statements
(Expressed in United States dollars)
(All dollar amounts are in thousands, except for per share amounts)
September 30, 2007
Khan has obtained an order setting a hearing of the motion for contempt of court for February 14, 2008. Contempt of court, in these circumstances, is a quasi-criminal offence that, if substantiated, may carry with it a term of incarceration.. Khan intends to vigorously pursue this case.

(d)	Lease

The Company has entered into a five-year lease for its head office premises at the rate of $85 per year that commenced on March 1, 2006.
14. Subsequent Events
Subsequent to September 30, 2007, 42,000 stock options were exercised.
15. Comparative Financial Statements
The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 financial statements.

Khan Resources Inc.
Management’s Discussion & Analysis
This management’s discussion and analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Khan Resources Inc. (the “Company” or “Khan”) for the years ended September 30, 2007 and September 30, 2006 and the related notes thereto. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Unless otherwise indicated, all amounts in this MD&A are expressed in United States dollars.
The date of this MD&A is December 18, 2007.
Disclosure Controls and Procedures
Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As of the financial year ended September 30, 2007, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2007 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
Management’s Assessment of Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The internal control system is designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the consolidated financial statements. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Chief Executive Officer and Chief Financial Officer have reviewed the internal control procedures in existence as of September 30, 2007, and concluded that the Company’s internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). During the most recent interim period, there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Cautionary Note Regarding Forward Looking Information
This management’s discussion and analysis contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of uranium , the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; the impact of Mongolian minerals laws on the Company’s licences, operations and capital structure; the Company’s ability to renew its existing licences; fluctuations in the value of United States and Canadian dollars relative to the Mongolian Togrog; changes in project parameters as plans continue to be refined; future prices of uranium ; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war and delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Bermuda, Mongolia, or the British Virgin Islands, as well as other risks associated with resource exploration and mine development described under the heading “Risk Factors” in the Company’s Annual Information Form to be filed on SEDAR on or before December 31, 2007. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, undue reliance should not be placed on these statements. Forward-looking statements contained herein are made as of the date of this document and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Background
Khan is a Canadian-based mineral exploration and development company engaged in the acquisition, exploration and development of uranium in Mongolia. The Company is currently engaged in the exploration and development of certain uranium properties, one of which is a former-producer, and all of which are located in the Dornod district of north eastern Mongolia, which contains a number of uranium deposits. Khan’s primary asset is its interest in the Dornod Uranium Project which currently consists of a 58 per cent interest in the Main Dornod Property and a 100 per cent interest in the Additional Dornod Property. The Main Dornod Property is comprised of an open pit mine (“Dornod Deposit No.2”) from which 590,000 tonnes of material at an average grade of 0.118 per cent U308 was extracted between 1988 and 1995. It also comprises an underground deposit (“Dornod Deposit No. 7”), which remains partially developed by two underground shafts and approximately 20,000 metres of drifts extending into the Additional Dornod Property. The Additional Dornod Property consists of an exploration licence contiguous to the Main Dornod Property and contains approximately one-third of Deposit No. 7 and part of another underground deposit. Khan also had the right to acquire a 60 per cent controlling interest in the “Ogmoor Gold Property” at September 30, 2006. This right was not pursued and the Company’s 100 per cent interest in Altangol Exploration Ltd., holder of the right, was transferred to Khos Khas XXK, a Mongolian company, in November 2006. The Company disposed of its 100 per cent interest in the Big Bend Gold Property, which consisted of exploration licences in the Zaamar goldfield district of Mongolia, through the sale of its 100 per cent interest in Ikh Tokhoirol XXK, the holder of the gold exploration licences, in October 2007.

Overall Performance
Total assets of the Company at September 30, 2007 were $42,983,000 compared with $23,755,000 at September 30, 2006. The increase of $19,228,000 resulted from the increase in current assets of $28,428,000 and capital assets of $488,000 offset by the write-off in mineral interests of $7,667,000 net of associated future tax recoveries. Current assets increased primarily from the proceeds of the prospectus financing completed in March 2007 and the asset held for sale as of year-end. The increase in capital assets was due to the construction of a new camp and the purchase of equipment and vehicles for the Dornod Uranium Property. The net decrease in mineral interests was due to the write-off in acquisition and deferred development costs of the Big Bend Gold Property of $7,667,000 net of associated future tax recoveries, which was offset by $2,964,000 in deferred development costs incurred on the Dornod Uranium Project. In August 2007, the Company entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which holds the mining licences for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2,500,000 in cash. The sale closed on October 11, 2007.
During the year ended September 30, 2007, the Company incurred a loss of $13,504,000 or $0.28 per share compared with $2,890,000 or $0.08 per share in the comparable period of 2006. The increase of $10,614,000 was primarily due to the write-off of mineral interest of $7,667,000 net of associated future tax recoveries, the increases in general and corporate expense of $979,000, stock-based compensation expense of $3,272,000 and other expenses of $166,000 offset by the increases in interest income of $896,000 and foreign exchange gain of $1,071,000.
During the year ended September 30, 2007, cash and cash equivalents increased by $25,092,000 compared with an increase of $3,403,000 in the comparable period of 2006. The cash used in operating activities was $2,009,000 in 2007 compared with $2,589,000 in 2006. The net reduction of $580,000 was due to the increase in interest income of $896,000 and the decrease in cash required for changes in non-cash working capital balances related to operations of $788,000 offset by the increase in general corporate expenses and Mongolian operations expenses of $979,000 and $110,000, respectively. The increase in interest income was due to increased cash balances in 2007 compared with 2006. The cash used in investing activities was $3,595,000 compared with $1,772,000 in 2006. The increase was due to the increase in costs at the Dornod Uranium Property resulting from a higher level of activity in 2007 compared with 2006. In 2007, the Pre-feasibility Study and Environment Impact Assessment were completed and a new camp was constructed. The cash provided by financing activities was $29,652,000 in 2007 compared with $7,764,000 in 2006. The increase resulted from the public offering of common shares that closed on March 1, 2007 as well as the exercise of stock options, warrants, and agent options. The foreign exchange gain on cash in 2007 was $1,044,000 while in 2006, the foreign exchange gain on cash was negligible.
On December 15, 2006, Paul D. Caldwell was appointed Chief Financial Officer of the Company. Mr. Caldwell joined the Company as Controller in August 2006 and replaced David R. Lewis who had resigned as Chief Financial Officer as of December 15, 2006 in order to pursue other interests. Mr. Caldwell has more than 28 years of financial experience and has held senior positions with Canadian mining companies operating on an international basis.
In early January 2007, the Company awarded a contract to Aker Kvaerner E&C/Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario to undertake a National Instrument 43-101 (“NI 43-101”) compliant Pre-feasibility Study for the Dornod Uranium Property. The environmental component of the Study was subcontracted to Golder Associates of Toronto, Ontario and Ecotrade XXK of Ulaan Bataar, Mongolia.
In the middle of January 2007, the Company released the results of the drilling program at the Dornod Uranium Property that was completed in November 2006. The drilling program consisted of six diamond drill holes totalling 1,536 metres and was designed to investigate the extensions of mineralized areas that were not followed up by the previous operator, verify lower grade pods in outlying areas, and check the possible extension of known areas adjacent to the defined indicated resource. The first and second holes returned values and widths comparable to the surrounding mineral intercepts. The third and fourth holes confirmed uranium mineralization within a flat lying siltstone that was not included in the most recent resource calculations. The fifth and sixth holes both returned mineralization values and widths similar to the surrounding drill hole information. The results of the program extended the areas of known mineralization of the Dornod Uranium Property.
At the Company’s Annual and Special Meeting of Shareholders held on February 15, 2007, Grant A. Edey and the Hon. Robert P. Kaplan were elected to the Board of Directors. Mr. Edey has over 31 years of financial experience primarily in the mining industry and the Hon. Mr. Kaplan has over 40 years of experience as a lawyer, businessman, and elected politician.
On March 1, 2007, the Company closed its public offering of common shares underwritten by Haywood Securities Inc. Khan issued 8,150,000 common shares at a price of Cdn$3.70 per share for gross proceeds of Cdn$30,155,000. The net proceeds of the offering will be principally used for further exploration and development of the Dornod Uranium Property and for general corporate purposes.
During April 2007, the Company announced that the assay result of the metallurgical test hole at the Dornod Uranium Property was 39.1 metres containing 0.507 per cent U308. The ongoing metallurgical test program is a continuation of earlier work and will build on the acquisition of this metallurgical test material. During the drill program completed in November 2006, the Company completed a drill hole to provide metallurgical test material of Dornod Deposit No. 7. The core from this drill hole has confirmed previous assay results, the geological grade model and a comparison using cut and uncut values.
In May 2007, the Company commenced an exploration and definition drilling program at the Dornod Uranium Property. The program included a systematic gravity and ground magnetic survey and six diamond drill holes and was designed to identify local basin areas within the granitic basement favourable to uranium mineralization, identify possible structures which may host uranium mineralization, follow up targets that may be identified through the Pre-feasibility Study and prioritize the above targets, including possible infill drilling. The results from this program are being reviewed and will be released when the report on the program is completed. However, no further increases in resources are anticipated as a result of this drilling program.
On August 1, 2007, Enkhbayar “Eric” Ochirbal joined the Company as Country Manager and Executive Director of its wholly owned Mongolian subsidiary Khan Resources XXK. Mr. Ochirbal has had a successful business career in Mongolia and has been a key foreign policy advisor to the Office of the Prime Minister of Mongolia. His primary responsibilities are administration and government and community relations in Mongolia.
On August 15, 2007, the Company announced that the Pre-feasibility Study for the Dornod Uranium Property had been completed. The Study resulted in a greater than 16 per cent increase in the NI 43-101 compliant indicated resource that had been previously calculated, for a total of 64.3 million pounds of Uranium (U308) and an inferred mineral resource of 2.4 million pounds of U308. A significant portion of the indicated mineral resource was upgraded to the probable mineral reserve category. The probable mineral reserve for Dornod Deposits No.2 and No.7 is 18.2 million tonnes at an average grade of 0.122 per cent U308 for 49.1 million pounds of U308 out of the 64.3 million pounds of indicated resources. Khan has a 58 per cent interest in Dornod Deposit No. 2, 58 per cent of a two-thirds interest in Dornod Deposit No. 7 and a 100 per cent interest in the remaining third of Dornod Deposit No.7 which results in an overall interest of 69 per cent in Dornod Deposits No.2 and No.7. The Study assumes a uranium price of $55 per pound of U308 and a through-put of 3,500 tonnes of ore per day over a 15.5 year mine life, which will give an annual average annual production of 2.9 million pounds of U308 at a cost of $20 per pound or $49 per tonne of ore. This yields an internal rate of return (IRR) of 37.1 per cent and a net present value (NPV) of $288 million using a 10 per cent discount rate. The capital costs of the project are projected to be approximately $283 million.
On September 21, 2007, the Company learned that Laramide Resources Inc., a uranium exploration and development company, had acquired 5,600,000 common shares of Khan from Wallace M. Mays. As a result of this and other acquisitions, Laramide owned 6,500,000 common shares of the Company representing approximately 12 per cent of the Company’s issued and outstanding commons shares. Laramide is now Khan’s largest shareholder.
In August 2007 Khan entered into an agreement for the sale of the issued and outstanding common shares of Ikh Tokhoirol XXK, which holds the mining licences for the Big Bend Gold Property, to Berleg Mining XXK, a Mongolian company, for $2.5 million. The sale closed on October 11, 2007. The Big Bend Gold Property was not considered to be a core asset of Khan as it did not fit into the Company’s primary goal of becoming a uranium producer.
In November 2007, the Company awarded a contract to Aker Kvaerner E&C of Toronto, Ontario to undertake a NI 43-101 compliant Definitive Feasibility Study for the Dornod Uranium Property. The mine design component of the Study was subcontracted to P&E Mining Consultants Inc. of Mississauga, Ontario. The resource consultants will continue to be Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario. The Study is expected to require ten months to be completed.
Khan plans to commence the negotiation of, and enter into, an Investment Agreement with the Government of Mongolia by the earliest practicable date. Khan has also commenced discussions with its joint venture partners in the Main Dornod Property to negotiate and enter into and updated joint venture development agreement. The successful negotiation of an updated joint venture development agreement and an Investment Agreement is considered by Khan to be a prerequisite to any major mine development work. While Khan would like to enter into an investment agreement and an updated joint venture development agreement as soon as possible, there can be no certainty as to the timing to complete negotiations with the Government of Mongolia and its joint venture partners.
Subject to entering into an updated Joint Venture Agreement and an Investment Agreement with the Government of Mongolia and completion of the Definitive Feasibility Study, Khan intends to bring the Dornod Uranium Property into production and to construct on-site modern milling and processing facilities.
Khan’s share market value has been adversely affected due to the continued political instability in Mongolia and to proposed introduction of new government policies relating to the uranium industry, which have yet to be formulated. The proposed revocation of a number of exploration licenses including that of Khan, and subsequent reinstatement of these licenses in August 2007, also heightened adverse investor sentiment towards Mongolia.
The failure of the Great Hural (Mongolian parliament) to ratify the Investment Agreement (“IA”) of Rio Tinto and Ivanhoe for their huge copper /gold Oyu Tolgoi project, which was approved by the National Council and Cabinet last July, has been a major disappointment, and has also contributed to the reduction in investment climate. It is still not known if and when this IA will be ratified.
The volatility in the spot uranium price in the second half of the year has also been a factor in the fall of Khan’s share value as well as that of many other uranium exploration and mining companies. This is especially true in the case of the large decline in the price which occurred in August/September 2007, when the spot price dropped from its high of $135 per lb U3O8 to $75 per lb U3O8. However, the recovery of the spot price to $92 per lb U3O8 in December 2007 did not appear to have any positive effect on uranium share prices.
Selected Annual Information
The following table provides a brief summary of Khan’s financial operations. For more detailed information, refer to Khan’s consolidated financial statements.

	September 30,	September 30,	September 30,
	2007	2006	2005
	000’s	000’s	000’s
Year ended Revenue	$1,044	$148	$44

Expenses	$16,357	$3,801	$3,889

Loss before taxes	$(15,313)	$(3,653)	$(3,845)

Future tax recovery	$1,809	$763	$—

Net loss	$(13,504)	$(2,890)	$(3,845)

Net loss per share – basic and diluted	$(0.28)	$(0.08)	$(0.15)

As at
Cash	$33,859	$8,767	$5,364

Working capital	$36,038	$8,463	$4,202

Total assets	$42,983	$23,755	$19,067

Results of Operations
As a development stage company, Khan has no operating history and has incurred losses in the years ended September 30, 2007 and September 30, 2006. The Company expects to incur losses for the foreseeable future and will require additional funds to finance exploration and development activities. The Company’s objective is to become a uranium producer by developing the Dornod Uranium Property into commercial production.
Revenue
Total revenue increased by $896,000 during the year ended September 30, 2007 from the comparable period in 2006 as a result of the increase in interest income due to higher cash balances on hand. The Company maintains cash balances in Canadian and US dollars and Mongolian togrogs.
Expenses
Total expenses increased by $12,556,000 during the year ended September 30, 2007 from the comparable period in 2006 due in large part to the write-off of the acquisition and deferred development costs for the Big Bend Gold Property of $9,476,000, the increase in stock-based compensation expense by $3,272,000 from 2006 and the increase in general corporate expenses of $979,000. The stock-based compensation expense increased as a result of 3,394,000 stock options being granted in 2007 versus 1,500,000 being granted in 2006 due to additional options being available for grant, the election of new directors and the hiring of new employees. These increases were offset by an increase in foreign exchange gain due to the increase in value of the Canadian dollar in terms of the United States dollar during the year ended September 30, 2007 compared with the same period in 2006.
Expenses associated with Khan’s Mongolian Operations increased by $110,000 in 2007 as compared with 2006 due to a higher level of activity at the Dornod Uranium Property, the opening of a new office in

Ulaan Baatar, Mongolia and the hiring of additional staff. Amortization expense increased by $56,000 over the same period as capital assets with a cost of $559,000 were acquired during the year.
General corporate expense increased by $979,000 in 2007 compared with 2006. The following table illustrates the major items included in general corporate expenses:

	Year ended	Year ended
	September 30,	September 30,
	2007	2006
	000’s	000’s
Accounting and audit	$208	$183
Investor relations	424	154
Insurance	83	49
Legal	464	484
Management remuneration	1,091	642
Office and travel	524	270
Recruitment	106	139

	$2,900	$1,921

The factors responsible for the year over year changes in general corporate expenses were as follows:
•	Accounting and audit expense increased by $25,000 during the year due to the increase of audit fees.

•	The expenses associated with investor relations increased by $270,000 as investor relations activity increased after the listing of the Company’s common shares on the Toronto Stock Exchange in August 2006.

•	The insurance expense increased by $34,000 as the directors and officers insurance coverage only commenced in the third quarter of 2006.

•	Legal fees decreased by $20,000 due to the resolution of a legal matter in 2006.

•	Management remuneration increased by $449,000 due to the hiring of new staff for the corporate office.

•	Office and travel expenses increased by $254,000 due to the opening of Khan’s new corporate office in February 2006 and a higher staff level in 2007 compared with 2006.

•	Recruitment expense decreased by $33,000 as fewer new staff were hired in 2007 than in 2006.
Equity financing costs
Equity financing costs for the prospectus financing completed in March 2007 were $2,081,000 and for the initial public offering and private placement completed in August 2006 were $1,946,000.
Asset held for sale
In August 2007, the Company entered into agreement for the sale of its interest in the Big Bend Gold Property. The acquisition and deferred development costs of $12,652,000 for Big Bend Gold Property at September 30, 2006 and the development costs of $146,000 incurred during the year ended September 30,

2007 were then written off by $9,476,000 to a fair value of $3,322,000 and the fair value was classified as a current asset.
Mineral interests
During the year ended September 30, 2007, the deferred development costs, consisting mainly of drilling costs, costs of the Pre-feasibility Study and Environmental Impact Assessment and annual mineral licence fees, incurred on the Company’s mineral interests were $2,964,000. The following table sets out the change in deferred development costs:

	September 30,	Costs incurred	September 30,
	2006	in 2007	2007
	000’s	000’s	000’s
Deferred development costs Dornod Uranium Project	$1,633	$2,964	$4,597

Summary of Quarterly Results
The following table sets out the financial results for Khan’s eight most recently completed quarters. Results are expressed in thousands of United States dollars.
Year ended September 30, 2007

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2007	2007	2007	2006
Revenue	$391	$385	$174	$94

Expenses	$10,978	$1,129	$2,563	$1,687

Net loss	$(8,778)	$(744)	$(2,389)	$(1,593)

Net loss per share	$(0.18)	$(0.01)	$(0.05)	$(0.04)

Year ended September 30, 2006

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30,	June 30,	March 31,	December 31,
	2006	2006	2006	2005
Revenue	$71	$36	$30	$11

Expenses	$1,510	$448	$900	$943

Net loss	$(676)	$(412)	$(870)	$(932)

Net loss per share	$(0.02)	$(0.01)	$(0.02)	$(0.03)

Over the past eight quarters, variations in the quarterly loss are caused by fluctuations in general and corporate expense and stock-based compensation expense. General and corporate expense has increased as the Company has opened a new corporate office and hired additional staff. Stock-based compensation expense varies from quarter to quarter depending on the number of stock options granted in the quarter. In the quarter ended September 30, 2007, the Company has written off $7,667,000 of the acquisition and deferred development cost for Big Bend Gold Property net of associated future tax recoveries.

Liquidity and Capital Resources
As at September 30, 2007, the Company had working capital of $36,038,000 (2006 - $8,463,000) which comprised cash of $33,859,000 (2006 — $8,767,000), accounts receivable in the amount of $47,000 (2006 — $77,000), prepaid expenses and other assets in the amount of $133,000 (2006 — $89,000), asset held for sale of $3,322,000 and current liabilities of $1,323,000 (2006 — $470,000).
The Company earns no income from operations and any significant improvement in working capital results from the issuance of share capital. For the year ended September 30, 2007, the operating activities of Khan used cash of $2,009,000 (2006 — $2,589,000), the investing activities, which consisted of development costs incurred on mineral interests and the purchase of capital assets, used cash of $3,595,000 (2006 - $1,772,000) and financing activities provided cash of $29,652,000 (2006 — $7,764,000). The details of the Company’s primary financing activities in the last two years are as follows:
Public Offering
On March 1, 2007, the Company completed a public offering of 8,150,000 Common Shares, which were issued pursuant to a prospectus dated February 21, 2007. The Common Shares were issued at a price of Cdn$3.70 each, for total proceeds of Cdn$30,155,000.
Initial Public Offering
On August 2, 2006, the Company completed an initial public offering of 3,067,000 units (“Units”), each Unit consisting of one common share and one-half of one share purchase warrant, which were issued pursuant to a prospectus dated July 14, 2006. The Units were issued at a price of Cdn$1.50 each, for total proceeds of Cdn$4,600,500. The Warrants are exercisable at a price of Cdn$1.90 per Unit at any time on or before August 2, 2008.
Private Placement
Contemporaneously with its initial public offering in August, 2006, Khan issued to Mega Uranium Ltd. a total of 1,667,000 Units for total proceeds to the Company of Cdn$2,500,500. Mega Uranium Ltd. is a company whose shares are listed on the TSX Venture Exchange.
The Company believes that it has sufficient financial resources to pay its ongoing general and corporate expenses and development costs and to meet its liabilities for the coming year. The subsequent development of the Company’s properties beyond the year ended September 30, 2008 will depend on the Company’s ability to obtain additional financing. There is no assurance that additional financing will be available to allow the Company to develop its properties. The Company is dependent on raising funds by the issuance of shares in order to undertake the development of its properties and meet general and corporate expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising the required financing.
The Company’s capital resources are also dependent on the existence of a profitable market for the sale of mineralized material which it may discover or acquire. There can be no assurance that the uranium price will sustain a level that will enable the Dornod Uranium Property to be mined at a profit.
As well, our operations are exposed to risks of changing political stability and government regulation in Mongolia. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect Khan’s business. The Company also considers the successful negotiation of an investment agreement with the Government of Mongolia and an updated joint venture agreement with its joint venture partners to be a prerequisite to any major mine development work.
In addition, the ultimate development of the Dornod Uranium Property is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries.
The Company does not have any contractual obligations, including those in the nature of long-term debt, capital lease obligations, operating leases, purchase obligations or other long-term obligations other than a five-year lease for office space that commenced on March 1, 2006, with an annual cost of approximately $85,000 per year.
Transactions with Related Parties
During the year ended September 30, 2007, the Company incurred legal fees of $58,000 (2006 — $227,000) provided by Maurice M. Lynch, a director of the Company until February 15, 2007. This amount was expensed as legal expense incurred in the ordinary course of business and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.
Fourth Quarter
For the three months ended September 30, 2007, the Company incurred a loss of $8,778,000 or $0.18 per share compared with $676,000 or $0.02 per share in the comparable period of 2006.
Total revenue increased by $320,000 during the quarter ended September 30, 2007 from the comparable period in 2006. Interest increased due to higher cash balances on hand in 2007 compared with 2006 and foreign exchange gain increased as the Canadian dollar strengthened against US dollar. The Company maintains cash balances in Canadian and US dollars and Mongolian togrogs.
Total expenses increased by $9,468,000 during the quarter ended September 30, 2007 from the comparable period in 2006 primarily due to a write-off of $9,476,000 of the mineral interests related to the Big Bend Gold Property.
During the quarter ended September 30, 2007, a future tax recovery of $1,809,000 was recorded which was related to the write-off of mineral interests for Big Bend Gold Property. In the comparable period of the previous year, a future tax recovery of $763,000 was recorded based on the reduction in the Mongolian corporate tax rate.
Critical Accounting Estimates
The Company’s significant accounting policies are described in note 2 to the audited consolidated financial statements for the year ended September 30, 2007. Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Management uses its judgment and knowledge from past experience as a basis for estimates and other assumptions in connection with the preparation of the financial statements. Management’s estimates and assumptions are evaluated and updated regularly. The actual results of the Company may materially differ if management were to use different estimates and assumptions. The following accounting estimates are what management considers to be the more critical in the preparation of the Company’s financial statements.

Mineral interests
The carrying values for development and exploration properties are cost less any write down to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying value of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying value of the asset tested. The charge to earnings will be the difference between the asset’s fair value and the carrying value. Future cash flows are estimated by management based on estimated uranium and gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.
Assets held for sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are not depreciated while they are classified as held for sale.
Asset retirement obligations
The Company is subject to environmental protection laws governing reclamation of its development and exploration properties. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. Actual future reclamation costs may be materially different from the costs estimated by the Company.
Contingencies
An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in note 12 to the consolidated financial statements.
Stock-based compensation expense
The Company has a stock-based compensation plan. The Company accounts for stock options using the fair value method. The determination of the fair value of stock options issued requires management to estimate future stock volatility and a risk-free rate of return. Management uses the Black-Scholes option pricing model to calculate the fair value of Khan’s stock options. The assumptions made may change from time to time.
Changes in Accounting Policies Including Initial Adoption
Effective October 1, 2006, the Company adopted the new CICA accounting sections: 3855 (Financial Instruments — Recognition and Measurement), 3861 (Financial Instruments – Disclosure and Presentation), 3865 (Hedges) and 1530 (Comprehensive Income). These accounting policy changes have been adopted prospectively with no restatement of comparative consolidated financial statements.
Recent Accounting Pronouncements
The following accounting pronouncements are applicable to annual and interim periods beginning on or after October 1, 2007:

CICA 1535 – Capital Disclosures
CICA 1535 requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The Company is currently evaluating the effect of adopting this standard.
CICA 3862- Financial Instruments – Disclosure
CICA 3862 requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed. The Company is currently evaluating the effect of adopting this standard.
CICA 3863 Financial Instruments – Presentation
CICA 3863 establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The Company is currently evaluating the effect of adopting this standard.
Financial Instruments and Other Instruments
The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities are reviewed by management on a monthly basis for risk exposures. Likewise, since certain of the Company’s monetary assets and liabilities are denominated in Canadian, United States and Mongolian currency, and are therefore subject to gains or losses due to fluctuations in those currencies, the trends of exchange rates are regularly monitored.
The Company only invests cash in bank term deposits and/or instruments that are deemed to be very low risk and does not believe that there is any significant price, credit, or liquidity risk nor is there a risk to Khan’s financial position, results, and cash flows.
Risks and Uncertainties
Khan’s success depends upon a number of factors, many of which are beyond its control. Typical risk factors include, among others, political risk, financing risk, title risks, exploration and development risks, joint venture risks, commodity price, and currency exchange rate risks, operating and environmental hazards encountered in the mining business and changing laws and public policies. Risk factors are more fully described in Khan’s Annual Information Form (“AIF”) which is available by accessing the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.
Additional Information
Additional information, including the AIF of the Company, is available by accessing SEDAR.

Outstanding Share Data
The following table sets forth particulars of the fully-diluted share capitalization of Khan as at December 18, 2007:

Number of
Securities	Common Shares
Issued and outstanding common shares	54,058,529
Shares issuable upon exercise of Stock Options	4,065,550
Shares issuable upon exercise of Warrants	1,506,668
Shares issuable upon exercise of Agents’ Options	327,827

Total	59,958,574